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                             September 5, 2023

       Emilio Ca  avate
       Chief Financial Officer
       Turbo Energy, S.A.
       Plaza de Am  rica
       Number 2, 4B
       Val  ncia, Spain 46004

                                                        Re: Turbo Energy, S.A.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed August 28,
2023
                                                            File No. 333-273198

       Dear Emilio Ca  avate:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2023 letter.

       Registration Statement on Form F-1 filed on August 28, 2023

       Exhibits

   1. We note that Titan Partners Group has joined as an underwriter to this transaction and will be the representative
for the underwriters. However, the form of Underwriting Agreement references only
Boustead Securities as sole underwriter and representative. Please provide the Underwriting
Agreement with Titan Partners Group LLC.
 Emilio Ca  avate
FirstName LastNameEmilio  Ca  avate
Turbo Energy, S.A.
Comapany 5,
September NameTurbo
             2023     Energy, S.A.
September
Page 2    5, 2023 Page 2
FirstName LastName
        You may contact Eiko Yaoita Pyles at 202-551-3587 or Anne McConnell at 202-551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Erin Purnell at 202-551-3454 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:       Louis A. Bevilacqua